SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.

                           FORM U-3A-2/A
                                                          File No. 69-278

              FOR FISCAL YEAR ENDED DECEMBER 31, 1996

Amendment No. 1 to Statement by Holding Company Claiming Exemption Under Rule
U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935.

                      DOMINION RESOURCES, INC.
                          (Name of company)

  Name, title, and address of officer to whom notices and correspondence concerning this amendment should be addressed:

               James L. Trueheart, Vice President and Controller
                    (Name)                    (Title)
                        901 East Byrd Street
                           P. O. Box 26532
                    Richmond, Virginia 23261-6532

  The undersigned hereby files Amendment No. 1 to Form U-3A-2 as follows:

  Exhibit A to Form U-3A-2 (dated February 28, 1997) is hereby amended to include the Consolidating Financial Statements for Dominion Energy, Inc.,
Dominion Capital, Inc. and Dominion Resources, Inc. as shown on the attached
Amendment No. 1 to Exhibit A.

                              SIGNATURE

  The company has caused this Amendment No. 1 to Form U-3A-2 to be duly executed on its behalf by its authorized officer on the 27th day of May, 1997.

                                       DOMINION RESOURCES, INC.



                                      BY: /s/JAMES L. TRUEHEART
                                             James L. Trueheart
Corporate Seal                           Vice President and Controller
Attest:

BY: /s/PATRICIA A. WILKERSON
       Patricia A. Wilkerson
       Corporate Secretary

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DOMINION ENERGY, INC.                                                                   Exhibit A
CONSOLIDATING INCOME STATEMENT                                                          Amendment No. 1
YEAR-TO-DATE ENDED DECEMBER 31, 1996                                                    Page 1 of 7
                                                 COMBINED      COMBINED      COMBINED                  CONSOLIDATED
                                   DOMINION      DOMESTIC      FOREIGN         OIL                       DOMINION
                                    ENERGY        COGEN         COGEN        AND GAS     ELIMINATIONS     ENERGY
Revenues:                         $62,296,260   $14,384,236  $118,196,779  $130,142,097  ($57,896,460) $267,122,912
                                   62,296,260    14,384,236   118,196,779   130,142,097   (57,896,460)  267,122,912
Expenses:
Operating expenses                          0             0    47,708,368    55,746,626                 103,454,994
Contractual services                1,183,391       176,141     1,115,652     2,612,890                   5,088,074
Administrative and general         13,267,229     2,994,449     4,991,536     4,832,639                  26,085,853
Depreciation and amortization         371,864        76,012    21,167,053    48,285,261                  69,900,190
Interest charges                   20,635,642     2,412,435    13,514,638    14,152,417   (20,854,038)   29,861,094
Other taxes                           797,923       458,329     4,701,647     5,681,881     4,249,446    15,889,226
Minority interest                           0                  12,154,977       156,515     1,075,019    13,386,511
                                   36,256,049     6,117,366   105,353,871   131,468,229   (15,529,573)  263,665,942
Income before provision for
income taxes                       26,040,211     8,266,870    12,842,908    (1,326,132)  (42,366,887)    3,456,970
Provision for income taxes         (6,052,543)    1,114,084     4,249,446   (24,397,325)   (4,004,446)  (29,090,784)
Net income (loss)                 $32,092,754    $7,152,786    $8,593,462   $23,071,193  ($38,362,441)  $32,547,754

Retained earnings at Jan. 1, 1996  63,151,320     2,951,492     7,934,402    62,758,782   (72,539,676)   64,256,320
Net income (loss)                  32,092,754     7,152,786     8,593,462    23,071,193   (38,362,441)   32,547,754
Dividends                         (43,330,631)                                                          (43,330,631)
Other                                 508,832       (75,272)      310,731     1,161,354    (1,396,813)      508,832
Retained earnings at Dec 31, 1996 $52,422,275   $10,029,006   $16,838,595   $86,991,329 ($112,298,930)  $53,982,275
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                                                                            Exhibit A
                                                                            Amendment No. 1
                                                                            Page 2 of 7
DOMINION ENERGY, INC., CONSOLIDATING BALANCE SHEET, DECEMBER 31, 1996 (THOUSANDS)
                                            COMBINED   COMBINED   COMBINED                 CONSOLIDATED
                                 DOMINION   DOMESTIC    FOREIGN      OIL                     DOMINION
                                  ENERGY      COGEN      COGEN     AND GAS   ELIMINATIONS     ENERGY
             ASSETS
Current Assets
Cash & cash equivalents               $109         $6    $32,277     $1,348                     $33,740
Accounts receivable                  3,517      5,748     35,385     43,567       ($3,945)       84,272
Interest receivable                  2,288        279          0        158        (1,807)          918
Notes receivable                    12,702          0          0      3,000       (12,502)        3,200
Other                                2,078         81     12,148     18,295                      32,602
                                    20,694      6,114     79,810     66,368       (18,254)      154,732
Investments
Investment in subsidiaries         590,921     92,355          0          0      (590,921)       92,355
Investment in partnerships         100,576     13,437          0      8,335                     122,348
Intercompany advances              295,749     14,604          0      9,154      (319,507)            0
Other                               27,951      4,141     59,296      7,118       (14,195)       84,311
                                 1,015,197    124,537     59,296     24,607      (924,623)      299,014
Properties, Plant and Equipment      1,740          0    869,229    492,376                   1,363,345
Less: accumulated dep & amort          693          0    235,083    125,633                     361,409
                                     1,047          0    634,146    366,743             0     1,001,936
Deferred Charges and Other Assets
Other                                  157          0    110,179     10,886                     121,222
                                       157          0    110,179     10,886                     121,222
Total Assets                    $1,037,095   $130,651   $883,431   $468,604     ($942,877)   $1,576,904

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                                                                            Exhibit A
                                                                            Amendment No. 1
                                                                            Page 3 of 7
DOMINION ENERGY, INC., CONSOLIDATING BALANCE SHEET, DECEMBER 31, 1996 (THOUSANDS)
                                            COMBINED   COMBINED   COMBINED                 CONSOLIDATED
                                 DOMINION   DOMESTIC    FOREIGN      OIL                     DOMINION
                                  ENERGY      COGEN      COGEN     AND GAS   ELIMINATIONS     ENERGY
          LIABILITIES
Current liabilities
Accounts payable                    $1,145        $76    $14,982    $20,794       ($3,945)      $33,052
Securities due within one year                                                     22,500        22,500
Short-term debt                          0          0     70,256          0       (12,502)       57,754
Interest accrued                     6,008        163      2,994      3,176        (4,534)        7,807
Taxes accrued                         (400)      (587)       735      1,392                       1,140
Other                                2,777        641      3,332        591                       7,341
                                     9,530        293     92,299     25,953         1,519       129,594
Long-term Debt
Intercompany borrowings            131,261     42,390     26,287    253,359      (345,794)      107,503
Other                              355,000          0     85,487          0       (22,500)      417,987
                                   486,261     42,390    111,774    253,359      (368,294)      525,490
Deferred Credits & Other Liab.
Deferred income taxes               52,766      7,518      4,285     57,470           840       122,879
Minority interest                        0          0    279,018      1,584        12,419       293,021
Other                                  398     10,897        579      4,476                      16,350
                                    53,164     18,415    283,882     63,530        13,259       432,250
Total Liabilities                  548,955     61,098    487,955    342,842      (353,516)    1,087,334

COMMON STOCKHOLDER'S EQUITY
Common stock                           208     35,015     58,825          0       (93,840)          208
Other paid-in capital              434,998     24,509    319,811     38,902      (383,222)      434,998
Accumulated translation adjustments                                    (130)                       (130)
Valuation allowance                    512          0          0          0                         512
Retained earnings                   52,422     10,029     16,840     86,990      (112,299)       53,982
Total Common Stockholder's Equity  488,140     69,553    395,476    125,762      (589,361)      489,570
Total Liab.&Stockholder's Equity$1,037,095   $130,651   $883,431   $468,604     ($942,877)   $1,576,904

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DOMINION CAPITAL, INC.                                              Exhibit A
CONSOLIDATING INCOME STATEMENT                                      Amendment No. 1
YEAR-TO-DATE DECEMBER, 1996                                         Page 4 of 7
(in thousands)
                                                                                    DOMINION
                                 DOMINION  REAL ESTATE &  FINANCIAL                  CAPITAL
                                 CAPITAL    INVESTMENTS   SERVICES   ELIMINATIONS CONSOLIDATED

OPERATING REVENUES AND INCOME      $48,775     $102,241     $67,401      ($32,113)    $186,304
EXPENSES
  Administrative and general         7,551       13,120      11,880           (71)      32,480
  Depreciation and amortization      1,345        2,692       2,798             0        6,836
  Interest charges                  16,665       24,342      10,304        (6,838)      44,473
  Other taxes                          534          965       1,156             0        2,655
  Real estate operations                 0       68,235           0             0       68,235
  Captilized project epenses             0       (4,111)          0             0       (4,111)
                                    26,095      105,243      26,138        (6,909)     150,566
INCOME BEFORE PROVISION FOR
  INCOME TAXES                      22,680       (3,002)     41,263       (25,204)      35,737
PROVISION FOR INCOME TAXES          (5,564)      (1,864)     14,520           118        7,210
NET INCOME (LOSS)                  $28,244      ($1,138)    $26,743      ($25,322)     $28,527
Retained Earnings at Jan. 1, 1996   52,044       79,414       5,178       (84,699)      51,937
   Net Income (Loss)                28,244       (1,138)     26,743       (25,322)      28,527
   Deduct Dividends                (30,682)           0           0             0      (30,682)
   Other                                 0           (1)          0           501          500
Retained Earnings at Dec. 31, 1996 $49,606      $78,275     $31,921     ($109,520)     $50,282

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                                                                        Exhibit A
                                                                        Amendment No. 1
                                                                        Page 5 of 7
DOMINION CAPITAL INC., CONSOLIDATING BALANCE SHEET, DECEMBER 31, 1996
      (in thousands)
                                                                                 DOMINION
                             DOMINION   REAL ESTATE   FINANCIAL                  CAPITAL
          ASSETS              CAPITAL  & INVESTMENTS  SERVICES   ELIMINATIONS  CONSOLIDATED
Current
  Cash and equivalents           $1,015      $7,142       $1,405           $0        $9,562
  Accounts receivable               184      10,035            0       (1,904)        8,315
  Dividends receivable               33       1,620            0                      1,653
  Interest receivable               524       9,162          495         (781)        9,400
  Short-term investments          4,472           0            0                      4,472
  Mtg loans in warehouse              0           0       65,825                     65,825
  Other                             111       3,068       26,872                     30,051
                                  6,339      31,027       94,597       (2,685)      129,278
Investments
  Inv. in subsidiaries          582,453           0       78,996     (418,634)      242,815
  Intercompany advances         148,374      90,312                  (238,686)            0
  Marketable securities          27,368     263,269       58,500                    349,137
  Invest. in real estate         18,053      89,615                                 107,668
  Other                          36,117      84,273        8,610                    129,000
                                812,365     527,469      146,106     (657,320)      828,620

Property, Plant and Equipment       741      34,669        6,264                     41,674
  Less accumulated deprec
   and amortization                 198       9,963        1,901                     12,062
                                    543      24,706        4,363            0        29,612

Deferred  & Other Assets            544      54,255       55,065        4,211       114,075
                                    544      54,255       55,065        4,211       114,075

       TOTAL ASSETS            $819,791    $637,457     $300,131    ($655,794)   $1,101,585
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DOMINION CAPITAL INC., CONSOLIDATING BALANCE SHEET, DECEMBER 31, 1996       Exhibit A
      (in thousands)                                                        Amendment No. 1
                                                                            Page 6 of 7
                                                                                 DOMINION
     LIABILITIES AND         DOMINION   REAL ESTATE   FINANCIAL                  CAPITAL
   STOCKHOLDERS' EQUITY       CAPITAL  & INVESTMENTS   SERVICES   ELIMINATIONS  CONSOLIDATED
Current
  Sec. due within one year      $25,020      $1,587      $66,689                    $93,296
  Accounts payable                1,552       4,400            0       (1,904)        4,048
  Accrued interest                2,702       2,523        1,477       (1,981)        4,721
  Accrued taxes                     369         877        1,044                      2,290
  Other                           1,787       3,570        1,756                      7,113
                                 31,430      12,957       70,966       (3,885)      111,468
Long-Term Debt
  Inter-company borrowings      318,770      50,758       41,039     (238,686)      171,881
  Other                          84,000     268,815       37,736                    390,551
                                402,770     319,573       78,775     (238,686)      562,432
Deferred Credits and
 Other Liabilities
  Deferred income taxes          22,032      30,471       (2,355)         420        50,568
  Other                           1,882      12,879            0                     14,761
                                 23,914      43,350       (2,355)         420        65,329
Stockholder's Equity
  Common stock                        8      14,671            0      (14,671)            8
  Other paid-in capital         313,394     167,797      120,824     (288,618)      313,397
  Allowance on marketable
   securities                    (1,331)        834            0         (834)       (1,331)
  Retained earnings              49,606      78,275       31,921     (109,520)       50,282
                                361,677     261,577      152,745     (413,643)      362,356
  TOTAL LIABILITIES AND
   STOCKHOLDER'S EQUITY        $819,791    $637,457     $300,131    ($655,794)   $1,101,585
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DOMINION RESOURCES, INC., CONSOLIDATING STATEMENT OF RETAINED EARNINGS, DECEMBER 31, 1996     Exhibit A
                                                                                              Amendment No. 1
                                                                                              Page 7 of 7
                                                              DOMINION
                                 DOMINION DOMINION   DOMINION UK HOLDING  VIRGINIA
         DESCRIPTION            RESOURCES   CAPITAL    ENERGY      INC.      POWER ELIMINATIONS CONSOLIDATED
Retained earnings at
  Jan. 1, 1996                 $1,431,169   $51,938   $64,256        $0 $1,272,470  ($1,392,264)  $1,427,569

Net income                        472,114    28,527    32,548      (315)   421,799     (482,559)     472,114

Dividends                        (460,060)  (30,682)  (43,331)            (385,830)     459,843     (460,060)

Other                              (2,214)      499       509                  (56)        (473)      (1,735)

Retained earnings,
  Dec. 31, 1996                $1,441,009   $50,282   $53,982     ($315)$1,308,383  ($1,415,453)  $1,437,888
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